EXHIBIT 99.1

Clementia to Participate in Leerink Partners 7th Annual Global Healthcare Conference

MONTREAL, Quebec, Feb. 07, 2018 (GLOBE NEWSWIRE) -- Clementia Pharmaceuticals Inc. (NASDAQ:CMTA), a clinical-stage biopharmaceutical company innovating new treatments for people with ultra-rare bone disorders and other diseases, today announced that Clarissa Desjardins, Ph.D., chief executive officer and founder of Clementia, will participate in a fireside chat at the Leerink Partners Global Healthcare Conference at 2:00 p.m. ET on Wednesday, Feb. 14, 2018 in New York City.

A webcast of the presentation will be available in the Investor Relations section of the company's website at www.clementiapharma.com. The replay of the webcast will be available for 30 days following the call.

About Clementia Pharmaceuticals Inc.

Clementia is a clinical-stage biopharmaceutical company innovating new treatments for people with ultra-rare bone disorders and other diseases with high medical need. The company’s lead candidate palovarotene, a novel RARγ agonist, is currently being evaluated in the Phase 3 MOVE Trial to treat fibrodysplasia ossificans progressiva (FOP), with additional clinical studies planned in multiple osteochondromas (MO, also known as hereditary multiple exostoses) and other diseases. For more information, please visit www.clementiapharma.com.

Investor/Media Contact:
Joseph Walewicz
Clementia Pharmaceuticals Inc.
+1-514-940-1080

Chelcie Lister
THRUST Investor Relations
+1-910-777-3049